06013673

SEC MAIL RECEIVED PROCESSING
MAY 1 9 2006
WASH. D.C. 213 SECTION

SUPPL

May 10, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 063/2006 and AIS-CP 068/2006**

  Subject: 1. Notification of the Resolutions of the Board of Directors' Meeting No. 5/2006 of Advanced Info Service Public Company Limited ("the Company")
  2. Report of Financial Covenants Compliance

  Date: May 10, 2006

  Attachment: Submission of the Reviewed Financial Statements for the first quarter of Year 2006 and Management's Discussion and Analysis for the first quarter of Year 2006.

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

PROCESSED
MAY 2 5 2006
THOMSON FINANCIAL

Mrs. Siripen Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

5/24

Summary Translation Letter
To the Stock Exchange of Thailand
May 10, 2006

AIS-CP 063/2006

May 10, 2006

Subject: Notification of the Resolutions of the Board of Directors' Meeting No. 5/2006 of Advanced Info Service Public Company Limited ("the Company")

To: The President
The Stock Exchange of Thailand

We would like to inform you that at the Board of Directors Meeting No. 5/2006, held on May 10, 2006 in the Meeting Room No. 2005, 20th floor, Shinawatra Tower 1, 414 Phahonyothin Road, SamsenNai, Phayathai, Bangkok, the following matters were resolved:

1. Certified the Minutes of the Board of Directors' Meeting No. 4/2006 held on March 20, 2006;

2. Approved the appointment of Mr. Surasak Vajasit to be the Director, Independent Director and the Member of the Audit Committee of the Company proposed by the Nomination Committee, to replace Mr. Boonchoo Direksathapon and approved the appointment of Mr. Arun Churdboonchart to be Chairman of the Audit Committee of the Company.

3. Approved, in principle, the investment in a new joint venture company which will operate interconnection clearing house with initial registered capital amounting to fifty million baht. The Company will hold its shares at 10% or five million baht.

Summary Translation Letter
To the Stock Exchange of Thailand
May 10, 2006

Ref: AIS-CP068/06

May 10, 2006

Subject: Report of Financial Covenants Compliance
Advanced Info Service Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Advanced Info Service Plc. AIS06NA, AIS073A, AIS07OA, AIS093A, and AIS093B, the Company is required to maintain debt to equity ratio at not more than 2:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligation if there is any. In case that the Company pays dividend to the shareholders more than 40% of the net profit, the Company must maintain a credit rating at least AA.

We would like to notify you that as at 31 March, 2006 the Company was not in default of any debt obligation. The Company can maintain the credit rating at AA and the debt to equity ratio as at 31 March 2006 were 0.40 time. The Company is completely complied with the conditions set forth in the Terms and Conditions of the above debentures.

Overview

Thailand mobile subscribers increased 6.1% driving penetration rate to 50%

During the first quarter of 2006 (1Q06), Thailand's mobile subscribers grew by 6.1% to 32.2 million from 30.3 million as at year-end 2005. Penetration rate increased from 47% as of Dec-05 to 50% as of Mar-06. The rapid subscriber growth was a result of increased competition during the quarter. Catalysts were competitors' short term aggressive promotions such as give-away SIM cards, undercut tariff on a trial period, and caravan sales in upcountry.

For 1Q06, the Group had the total of 16,633,900 mobile phone subscribers, comprising of 1,918,000 postpaid subscribers (GSM Advance and GSM 1800) and 14,715,900 prepaid (One-2-Call!) subscribers. This represented an increase of 225,000 subscribers or 1.4% from the net subscribers at the end of 2005. The slow subscriber growth during this quarter was a result of fewer marketing activities following political unrest.

Albeit a small increase in subscriber growth, service revenue in 1Q06 improved 3.3% q-o-q to Baht 21,267 million as a result of upward tariff adjustment since the beginning of January 2006. EBITDA was Baht 12,493 million, increased 5.3% q-o-q based on higher service revenues. Nevertheless, the amount declined by 4.2% y-o-y primarily due to rising of postpaid revenues shares from 25% to 30% since the beginning of 4Q05. The Group posted a net profit of Baht 5,290 million, declined by 5.3% y-o-y.

The Group has early adopted TAS 56, Accounting for Incomes Taxes, in the 1Q06. The adjustment as a result of the adoption has been accounted for retrospectively. The Group and the Company adjusted the consolidated and company balance sheet as at 31 December 2005, and income statements for the three-month period ended 31 March 2005.

Results of operations- Quarterly Comparison

Million Baht

	1Q 2006	1Q 2005	% change
Service revenue	21,267	21,186	0.4%
Sales revenue	3,421	2,537	34.9%
Total revenue	24,688	23,722	4.1%
Total cost	14,123	12,994	8.7%
Gross profit	10,565	10,729	(1.5%)
Selling and administrative expense	2,817	2,382	18.3%
Net Profit-Adjusted deferred tax	5,290	5,584	(5.3%)
Net Profit-Before adjustment	5,151	5,369	(4.1%)

Revenues & Profitability

Total Revenue

Higher service revenues came from rising of tariff since Jan-06

The Group reported the service revenues of Baht 21,267 million, represented a growth of 3.3% q-o-q and 0.4% y-o-y. Despite lower net additions in this quarter (225,000 in 1Q06 versus 315,700 in 4Q05), higher revenues were driven by rising tariff since the beginning of January.

Revenues from sales were Baht 3,421 million, an increase of 34.9% y-o-y due to higher unit sales of handset. Sales margin remained relatively flat at 12.3% in 1Q06 compared to 12.5% in 1Q05.

Total Cost

Total cost includes cost of services and equipment rentals, concession fee and excise tax, and cost of sales. In 1Q06 The Group incurred Baht 14,123 million of total cost, rising by 8.7% from Baht 12,994 million in 1Q05.

Cost of services and equipment rentals declined to Baht 5,876 million in this quarter compared to Baht 6,236 million in the previous quarter. This was due to a decline of network amortization of Baht 310 million following the increased portion of fully amortized asset under concession agreement.

The concession fee and excise tax were Baht 5,247 million, increased by 1.8% q-o-q and 6.0% y-o-y given higher service revenues and rise in the postpaid revenues sharing from 25% to 30% since October 2005.

SG&A expenses rose 8.4% q-o-q and 18.3% y-o-y, attributed to higher staff cost.

Selling and administrative expenses were Baht 2,817 million in 1Q06, increased 8.4% q-o-q and 18.3% y-o-y as the result of rising staff cost following higher headcount, annual payroll increase and bonus payment in February.

Marketing expenses, however, decreased to Baht 541 million in 1Q06 from Baht 675 million in 4Q05. This represented the marketing expenses to total revenue of 2.2% (2.8% in 4Q05). The reason came from lower marketing activities during this period.

Income Tax

Higher income tax caused by a decreasing total cost in 1Q06

As a result of the early deferred taxes adoption in this quarter as above mention, impact to The Group's financial statement are as follows;

Million Baht

	Before adopted Deferred taxes	After adopted Deferred taxes
Beginning retained earnings 2005	43,483	52,514
Beginning retained earnings 2006	45,817	54,664
1Q/2005 profit	5,369	5,584

For the 1st quarter of 2006, the Group income tax incurred Baht 2,447 million, a decline of Baht 70 million or 2.8% y-o-y.

Net Profit

The Group posted a net profit of Baht 5,290 million, declined by 5.3% y-o-y.

Liquidity

In 1Q06, liquidity improved shown in the rising current ratio to 71% from 55% in the previous quarter. This was resulted from higher cash and cash equivalents and lower debt levels.

Current assets

The Group's current assets grew from Baht 20,346 million at the end of year 2005 to Baht 29,294 million as of the end of the 1Q06, representing an increase of 44% q-o-q. The majority of this increase was a result of additional cash and cash equivalents of Baht 8,603 million from Baht 11,456 million at the end of year 2005.

Current liabilities

Current liabilities was Baht 41,507 million as of the end of the 1Q06, increased from Baht 36,734 million at the end of year 2005 primarily due to increase in current portion of debentures and other current liabilities.

The current portion of long-term debts and debentures amounted to Baht 16,495 million as at the end of 1Q06. Other current liabilities increased Baht 1,905 million or 12.6% q-o-q, majority of which came from increase in income tax payable.

	31 March 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht*	% Total Liabilities
Current portion of long-term borrowings & debentures	16,495	33.6%	14,241	29.7%
Concession right payable, accrued concession fee and excise tax	7,968	16.2%	7,354	15.3%
Other current liabilities	17,044	34.8%	15,139	31.5%

* Restated for deferred tax liabilities

Assets

Total Asset increased 5.0% from increasing cash and cash equivalents.

As of 31 March 2006, total assets amounted to Baht 134,302 million, an increase of 5.0% from Baht 127,959 million as of 31 December 2005. Current assets accounted for 21.8% of total assets while non-current assets stood at 78.2%. Details of major items were as follows.

	31 March 2006		31 December 2005	
	Million Baht	% of Total assets	Million Baht*	% of Total assets
Current assets	29,294	21.8%	20,346	15.9%
Property, plant and equipment, net	9,580	7.1%	9,700	7.6%
Asset under concession agreement, net	73,610	54.8%	75,842	59.3%
Deferred tax asset	9,089	6.8%	8,946	7.0%
Other non-current assets	12,729	9.5%	13,125	10.2%

**Restated with deferred tax asset*

After adoption of deferred tax accounting, the consolidated balance sheet as of 31 March 2006 recorded an additional Baht 9,089 million of deferred tax asset. For comparison, the consolidated balance sheet for the year ended 2005 was also restated with an increase of Baht 8,946 million in deferred tax asset. Based on TAS 56 accounting standard, deferred tax accounting principally would adjust tax on the reported financial statement to be the same as statutory tax rate of 30% which tend to minimize the fluctuation of reported earnings after tax. Deferred tax asset represents cumulative amount of pre-paying tax above the statutory rate of 30% over the years. In the future, the deferred tax asset would be reversed as actual tax payment goes below the statutory tax rate.

Capital structure

The Group's balance sheet remained solid with strong capital structure. Total liabilities to equity continued to decline to 58% in 1Q06 compared to 60% in 4Q05.

Net debt to equity was reported at 5% in this quarter given by excess cash on hand reserved for the announced dividend payment to be paid on 8 May 2006. After adjusting the dividend, net debt to equity would be 16% compared to 18% in 4Q05.

Debentures and Loans

Debentures and loan were Baht 23,963 million in 1Q06, decreased from Baht 25,451 million in 4Q05. The company repaid long-term debentures Baht 1,500 million in this quarter.

	31 March 2006		31 December 2005	
	Million Baht	% Total Liabilities	Million Baht	% Total Liabilities
Current portion of long-term borrowings & debentures	16,495	33.6%	14,241	29.7%
Long-term borrowings	25	0.1%	19	0.0%
Long-term debentures	7,443	15.2%	11,191	23.3%
Total long-term borrowings	23,963	48.9%	25,451	53.0%

Shareholders' equity

Shareholders' equity rose by 6.7% from net operating profit

The Group's shareholders' equity was strengthening from Baht 79,935 million as of 31 December 2005 to Baht 85,260 million as of 31 March 2006, attributed by Baht 5,290 million of net profit of and Baht 35 million net of additional shares, share subscription, fair value of securities, and loss to minorities.

Cash Flow

Due to Baht 4,534 million restricted cash in bank deposit in compliance to the notification of Bank of Thailand which requires cash reserve for Group's cash card business, an ending balance of cash and cash equivalents as of the 1Q06 must be deducted by Baht 4,534 of restricted bank deposit for comparison with cash flow statement.

In 1Q06, cash flow from operations was Baht 12,684 million, which was sufficient to finance an investment in capex of 2,486 million and service repayment of long-term debentures of Bath 1,500 million. The remaining cash flow was kept on the balance sheet, reserving for the announced dividend payment to be paid on 8 May 2006.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

INTERIM CONSOLIDATED AND COMPANY
FINANCIAL STATEMENTS
(UNAUDITED)

31 MARCH 2006

PricewaterhouseCoopers ABAS Ltd.
15th Floor Bangkok City Tower
179/74-80 South Sathorn Road
Bangkok 10120
Telephone 66 (0) 2344 1000
66 (0) 2286 9999
Facsimile 66 (0) 2286 5050
P.O. Box 800 Bangkok 10500
www.pwc.com/thailand

AUDITOR'S REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Shareholders of Advanced Info Service Public Company Limited

I have reviewed the accompanying consolidated and company balance sheets as at 31 March 2006, and the related consolidated and company statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2006 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information in these interim financial statements. My responsibility is to issue a report on these financial statements based on my review. The interim consolidated and company financial statements for the three-month period ended 31 March 2005 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, were reviewed by the another auditor from the same firm as myself, whose report dated 12 May 2005 stated that nothing had come to his attention that caused him to believe that the interim financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles. The consolidate and company statements of income, changes in shareholders' equity and cash flows for the three-month period ended 31 March 2005, presented for comparative purposes (before restatement), are components of the aforementioned interim financial statements.

I conducted my review in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform a review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit, and accordingly, I do not express an audit opinion.

Based on my review, nothing has come to my attention that causes me to believe that the interim consolidated and company financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and company financial statements for the year ended 31 December 2005 of Advanced Info Service Public Company Limited and its subsidiaries and of Advanced Info Service Public Company Limited, respectively, were audited by another auditor of the same firm as myself and his report dated 27 February 2006 expressed an unqualified opinion on those statements. The consolidated and company balance sheets as at 31 December 2005, presented herewith for comparative purposes (before restatement), are part of the consolidated and company financial statements which were audited and upon which a report was issued as stated above and I have not performed any other auditing procedures subsequent to the date of that report.

SUCHART LUENGSURASWAT
Certified Public Accountant
(Thailand) No. 2807
PricewaterhouseCoopers ABAS Limited

Bangkok
10 May 2006

CHM-W
PRD-SMN

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2006 and 31 December 2005

	Notes	Consolidated		Company	
		Unaudited 31 March 2006	Audited 31 December 2005 Restated	Unaudited 31 March 2006	Audited 31 December 2005 Restated
		Baht'000	Baht'000	Baht'000	Baht'000
ASSETS					
Current Assets					
Cash and cash equivalents		20,058,868	11,456,373	2,223,736	1,824,526
Short-term investments		114,263	298,840	-	-
Trade accounts receivable, net	6	4,151,830	4,526,264	5,088,751	5,450,856
Amounts due from and loan to related parties	18	3,005	3,017	36,549	40,076
Inventories, net		1,404,993	1,156,345	-	-
Spare part inventories for mobile phone network maintenance, net		189,692	190,796	187,123	186,224
Other current assets	7	3,371,483	2,714,949	1,586,887	1,231,657
Total Current Assets		29,294,134	20,346,584	9,123,046	8,733,339
Non-Current Assets					
Investments in subsidiaries, net	8	-	-	31,750,071	30,977,002
Property, plant and equipment, net	9	8,098,677	8,259,476	7,386,292	7,917,282
Assets under concession agreements, net	9	73,609,883	75,842,690	66,334,769	68,028,653
Intangible assets					
Computer software, net	9	1,481,556	1,440,357	1,393,597	1,351,642
Concession rights, net	9	3,392,222	3,505,927	-	-
Goodwill, net	9	8,712,221	9,003,947	-	-
Deferred tax assets	14	9,088,662	8,945,615	8,156,684	8,018,574
Other non-current assets, net	9	624,433	614,908	522,598	516,566
Total Non-Current Assets		105,007,654	107,612,920	115,544,011	116,809,719
Total Assets		134,301,788	127,959,504	124,667,057	125,543,058

The accompanying notes on pages 9 to 33 are an integral part of these interim consolidated and company financial statements.

Advanced Info Service Public Company Limited
Balance Sheets
As at 31 March 2006 and 31 December 2005

		Consolidated		Company	
		Unaudited 31 March 2006	Audited 31 December 2005 Restated	Unaudited 31 March 2006	Audited 31 December 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Trade accounts payable	10	3,990,710	4,520,100	3,871,044	4,482,010
Amounts due to and loans from related parties	18	287,775	365,129	1,836,052	8,479,780
Current portion of long-term borrowings	11	10,489	10,094	8,646	9,756
Current portion of long-term debentures, net	11	16,484,069	14,230,845	16,484,069	14,230,845
Concession right payable, accrued concession fee and excise tax	12	7,967,860	7,354,234	2,896,374	2,295,987
Forward contract payable, net		1	16,360	1	16,360
Deferred tax liabilities	14	88,918	92,184	-	-
Other current liabilities	13	12,677,076	10,145,258	7,708,714	5,788,538
Total Current Liabilities		41,506,898	36,734,204	32,804,900	35,303,276
Non-Current Liabilities					
Long-term borrowings	11	25,043	18,524	15,011	17,053
Long-term debentures, net	11	7,443,351	11,191,282	7,443,351	11,191,282
Deposits from customers		12,862	13,072	-	-
Unearned income		53,899	67,869	-	-
Total Non-Current Liabilities		7,535,155	11,290,747	7,458,362	11,208,335
Total Liabilities		49,042,053	48,024,951	40,263,262	46,511,611
Shareholders' Equity					
Share capital					
Authorised share capital		5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid-up share capital	16	2,952,675	2,950,640	2,952,675	2,950,640
Premium on share capital	16	20,831,617	20,729,933	20,831,617	20,729,933
Treasury stock		(83,130)	(83,130)	(83,130)	(83,130)
Advanced receipts for share subscription		4,221	25,257	4,221	25,257
Retained earnings					
Appropriated - Legal reserve		500,000	500,000	500,000	500,000
Appropriated - Capital reserve for treasury stock		83,130	83,130	83,130	83,130
Unappropriated		59,954,095	54,664,430	59,954,095	54,664,430
Total Parent's Shareholders' Equity		84,242,608	78,870,260	84,242,608	78,870,260
Fair value reserve of available-for-sale securities		-	17,671	-	-
Unrealised gain from dilution of investment		161,187	161,187	161,187	161,187
Minority interests		855,940	885,435	-	-
Total Shareholders' Equity, net		85,259,735	79,934,553	84,403,795	79,031,447
Total Liabilities and Shareholders' Equity		134,301,788	127,959,504	124,667,057	125,543,058

The accompanying notes on pages 9 to 33 are an integral part of these interim consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Income
For the three-month periods ended 31 March 2006 and 2005

	Notes	Consolidated Unaudited 31 March 2006 Baht'000	Consolidated Unaudited 31 March 2005 Restated Baht'000	Company Unaudited 31 March 2006 Baht'000	Company Unaudited 31 March 2005 Restated Baht'000
Revenues					
Revenues from services and equipment rentals		21,267,404	21,185,750	20,071,124	19,494,647
Sales		3,420,802	2,536,647	-	-
Total revenues		24,688,206	23,722,397	20,071,124	19,494,647
Cost					
Cost of services and equipment rentals		5,875,539	5,823,653	6,124,898	6,019,884
Concession fee and excise tax		5,246,788	4,949,638	4,882,368	4,562,522
Cost of sales		3,000,464	2,220,301	-	-
Total cost		14,122,791	12,993,592	11,007,266	10,582,406
Gross profit		10,565,415	10,728,805	9,063,858	8,912,241
Selling and administrative expenses		2,816,724	2,381,868	2,394,424	2,146,672
Profit from sales, services and equipment rentals		7,748,691	8,346,937	6,669,434	6,765,569
Other operating income		266,653	164,207	132,666	142,391
Net gain on exchange rate		23,045	14,901	13,264	14,427
Directors' remuneration		(2,305)	(1,587)	(1,695)	(1,587)
Operating results		8,036,084	8,524,458	6,813,669	6,920,800
Share of net profit of investments - equity method	8	-	-	773,069	995,170
Profit before interest and tax		8,036,084	8,524,458	7,586,738	7,915,970
Interest expense		(328,440)	(403,864)	(374,643)	(371,394)
Income tax	15	(2,447,474)	(2,516,232)	(1,922,430)	(1,959,814)
Profit before minorities		5,260,170	5,604,362	5,289,665	5,584,762
(Loss) profit attributable to minorities, net		(29,495)	19,600	-	-
Net profit for the period		5,289,665	5,584,762	5,289,665	5,584,762
Basic earnings per share (Baht)	5				
Net profit for the period		1.79	1.90	1.79	1.90
Diluted earnings per share (Baht)	5				
Net profit for the period		1.79	1.89	1.79	1.89

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 33 are an integral part of these interim consolidated and company financial statements.

Advanced Info Service Public Company Limited

Statements of Changes in Shareholders' Equity (Unaudited)

For the three-month periods ended 31 March 2006 and 2005

	Consolidated (Baht '000)									
	Issued and paid-up share capital	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Fair Value reserve	Unrealized gain from dilution of investment	Minority interests	Total
Opening balance 2006 - as previously reported	2,950,640	20,729,933	(83,130)	25,257	500,000	83,130	45,817,013	25,243	161,187	871,848	71,081,121
Retrospective adjustments (Note 2)	-	-	-	-	-	-	8,847,417	(7,573)	-	13,587	8,853,431
Opening balance - as restated	2,950,640	20,729,933	(83,130)	25,257	500,000	83,130	54,664,430	17,670	161,187	885,435	79,934,552
Net profit for the period	-	-	-	-	-	-	5,289,665	-	-	-	5,289,665
Transfer of advanced receipts to additional shares (Note 16)	491	24,766	-	(25,257)	-	-	-	-	-	-	-
Additional shares (Note 16)	1,544	76,918	-	-	-	-	-	-	-	-	78,462
Advanced receipt for share subscription (Note 16, 20)	-	-	-	4,221	-	-	-	-	-	-	4,221
Change in fair value reserve	-	-	-	-	-	-	-	(17,670)	-	-	(17,670)
Loss attributable to minorities	-	-	-	-	-	-	-	-	-	(29,495)	(29,495)
Closing balance 31 March 2006	2,952,675	20,831,617	(83,130)	4,221	500,000	83,130	59,954,095	-	161,187	855,940	85,259,735
Opening balance 2005 - as previously reported	2,945,188	20,470,525	(83,130)	11,051	500,000	-	43,483,254	14,268	3,040	742,972	68,087,168
Retrospective adjustments (Note 2)	-	-	-	-	-	-	9,030,734	(4,280)	-	13,785	9,040,239
Opening balance - as restated	2,945,188	20,470,525	(83,130)	11,051	500,000	-	52,513,988	9,988	3,040	756,757	77,127,407
Net profit for the period (Restated)	-	-	-	-	-	-	5,584,762	-	-	-	5,584,762
Dividend	-	-	-	-	-	-	(7,653,392)	-	-	-	(7,653,392)
Transfer of advanced receipts to additional shares (Note 16)	253	10,798	-	(11,051)	-	-	-	-	-	-	-
Additional shares (Note 16)	711	30,696	-	-	-	-	-	-	-	-	31,407
Advanced receipt for share subscription (Note 16, 20)	-	-	-	50,197	-	-	-	-	-	-	50,197
Change in fair value reserve	-	-	-	-	-	-	-	(1,536)	-	-	(1,536)
Capital reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-	-	-
Profit attributable to minorities	-	-	-	-	-	-	-	-	-	19,590	19,590
Closing balance 31 March 2005	2,946,152	20,512,019	(83,130)	50,197	500,000	83,130	50,362,228	8,452	3,040	776,347	75,158,435

The accompanying notes on pages 9 to 33 are an integral part of these interim consolidated and company financial statements.

	Company (Baht '000)								
	Issued and paid-up share capital	Premium on share capital	Treasury Stock	Advanced receipt for share subscription	Legal reserve	Capital reserve for treasury stock	Unappropriated retained earnings	Unrealized gain from dilution of investment	Total
Opening balance 2006 - as previously report	2,950,640	20,729,933	(83,130)	25,257	500,000	83,130	45,817,013	161,187	70,184,030
Retrospective adjustment (Note 2)	-	-	-	-	-	-	8,847,417	-	8,847,417
Opening balance - as restated	2,950,640	20,729,933	(83,130)	25,257	500,000	83,130	54,664,430	161,187	79,031,447
Net profit for the period	-	-	-	-	-	-	5,289,665	-	5,289,665
Transfer of advanced receipts to additional shares (Note 16)	491	24,766	-	(25,257)	-	-	-	-	-
Additional shares (Note 16)	1,544	76,918	-	-	-	-	-	-	78,462
Advanced receipt for share subscription (Note 16, 20)	-	-	-	4,221	-	-	-	-	4,221
Closing balance 31 March 2006	2,952,675	20,831,617	(83,130)	4,221	500,000	83,130	59,954,095	161,187	84,403,795
Opening balance 2005 - as previously report	2,945,188	20,470,525	(83,130)	11,051	500,000	-	43,483,254	3,040	67,329,928
Retrospective adjustment (Note 2)	-	-	-	-	-	-	9,030,734	-	9,030,734
Opening balance - as restated	2,945,188	20,470,525	(83,130)	11,051	500,000	-	52,513,988	3,040	76,360,662
Net profit for the period (Restated)	-	-	-	-	-	-	5,584,762	-	5,584,762
Dividend paid	-	-	-	-	-	-	(7,653,392)	-	(7,653,392)
Transfer of advanced receipts to additional shares (Note 16)	253	10,798	-	(11,051)	-	-	-	-	-
Additional shares (Note 16)	711	30,696	-	-	-	-	-	-	31,407
Advanced receipt for share subscription (Note 16, 20)	-	-	-	50,197	-	-	-	-	50,197
Capital reserve for treasury stock	-	-	-	-	-	83,130	(83,130)	-	-
Closing balance 31 March 2005	2,946,152	20,512,019	(83,130)	50,197	500,000	83,130	50,362,228	3,040	74,373,636

The accompanying notes on pages 9 to 33 are an integral part of these interim consolidated and company financial statements.

Advanced Info Service Public Company Limited
Statements of Cash Flows
For the three-month periods ended 31 March 2006 and 2005

		Consolidated		Company	
		Unaudited 31 March 2006	Unaudited 31 March 2005 Restated	Unaudited 31 March 2006	Unaudited 31 March 2005 Restated
	Notes	Baht'000	Baht'000	Baht'000	Baht'000
Cash flows from operating activities	17	12,683,685	13,434,484	10,839,521	11,644,565
Cash flows from investing activities:					
Net changes in short-term investments		159,335	(88,385)	-	-
Net changes in advances to suppliers		-	10,285	-	10,285
Proceeds from disposals of property and equipment		1,912	6,042	1,804	5,929
Cash invested in long-term investments in a subsidiary		-	-	-	(210,000)
Purchase of property, plant, equipment and computer software		(704,264)	(847,199)	(648,151)	(814,683)
Purchase of assets under concession agreements		(1,943,474)	(2,812,220)	(1,865,234)	(2,761,300)
Net cash payments for investing activities		(2,486,491)	(3,731,477)	(2,511,581)	(3,769,769)
Cash flows from financing activities:					
Repayments of short-term loans from a subsidiary		-	-	(6,500,000)	(2,500,000)
Repayments of long-term debentures	11	(1,500,000)	(1,500,000)	(1,500,000)	(1,500,000)
Finance lease principal payment	11	(4,800)	(34,954)	(4,151)	(34,738)
Proceeds from additional share capital		1,543	711	1,543	711
Proceeds from share premium		76,918	30,696	76,918	30,696
Advanced receipts for share subscription	16	4,221	50,197	4,221	50,197
Net cash payments for financing activities		(1,422,118)	(1,453,350)	(7,921,469)	(3,953,134)
Net increase in cash and cash equivalents		8,775,076	8,249,657	406,471	3,921,662
Opening balance		6,757,483	9,449,330	1,824,526	1,535,118
Unrealised (loss) gain on exchange rate of cash and cash equivalents		(7,261)	4,953	(7,261)	4,953
Closing balance		15,525,298	17,703,940	2,223,736	5,461,733

The accompanying notes on pages 9 to 33 are an integral part of these interim consolidated and company financial statements.

Supplemental disclosures of cash flow information

Cash and cash equivalents

Cash and cash equivalents included in the statements of cash flows for the three-month periods ended 31 March 2006 and 2005 comprise:

	Consolidated		Company	
	Unaudited 31 March 2006 Million Baht	Unaudited 31 March 2005 Million Baht	Unaudited 31 March 2006 Million Baht	Unaudited 31 March 2005 Million Baht
Cash and deposits at financial institutions	15,131	2,343	1,353	1,007
Short-term investments with maturities of three months or less	4,928	15,361	871	4,455
	20,059	17,704	2,224	5,462
Less restricted bank deposits	(4,534)	-	-	-
Total cash and cash equivalents	15,525	17,704	2,224	5,462

Interest paid, income tax paid and non-cash investing activities

Interest paid, income tax paid and non-cash investing activities for the three-month periods ended 31 March 2006 and 2005 comprise:

	Consolidated		Company	
	Unaudited 31 March 2006 Million Baht	Unaudited 31 March 2005 Million Baht	Unaudited 31 March 2006 Million Baht	Unaudited 31 March 2005 Million Baht
Interest paid and income tax paid				
Interest paid	394	465	522	465
Income tax paid	208	479	40	424
Non-cash investing activities				
Outstanding debts arising from investment in property, plant and equipment and assets under concession agreements	1,705	2,111	1,479	2,030

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

The accompanying notes on pages 9 to 33 are an integral part of these interim consolidated and company financial statements.

1 Accounting policies

These interim consolidated and company financial statements are prepared in accordance with Thai generally accepted accounting principles under the Accounting Act B.E. 2543, being those Thai Accounting Standards issued under the Accounting Profession Act B.E. 2547, and the financial reporting requirements of the Securities and Exchange Commission. The primary financial statements (i.e. balance sheets, statements of income, changes in shareholders' equity and cash flows) are prepared in the full format as required by the Securities and Exchange Commission. The notes to the financial statements are prepared in a condensed format according to Thai Accounting Standard 41, "Interim Financial Reporting" and additional notes are presented as required by the Securities and Exchange Commission under the Securities and Exchange Act., B.E. 2535.

An English version of the consolidated and company interim financial statements have been prepared from the interim financial statements that are in the Thai language. In the event of a conflict or a difference in interpretation between the two languages, the Thai language interim financial statements shall prevail.

As a result of the Federation of Accounting Profession (FAP) approval of three new accounting standards on 12 May 2005, the Company has adopted TAS 52, 'Events After Balance Sheet Date', TAS 53, 'Provisions, Contingent Liabilities, Contingent Assets' and TAS 54, 'Discontinuing Operations' in the second quarter of 2005. The adoption of three new standards did not have material impact on the interim consolidated and company financial statements presented.

The accounting policies used in the preparation of the interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005, except for the early adoption of TAS 56, 'Accounting for Income Taxes', prior to its effective date as follows.

Deferred income tax is provided in full, using the liability method, on temporary differences arising from differences between the tax base of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from depreciation on the assets under concession, depreciation on the property, plant and equipment, allowance for doubtful debts, provision for liabilities, tax losses carried forward. Currently enacted tax rates are used in the determination of deferred income tax.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred income tax is provided on temporary differences arising from investments in subsidiaries, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Costs that incur unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

Income tax expense is recognised based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

These interim financial statements should be read in conjunction with the 2005 annual financial statements.

These interim consolidated and company financial statements have been approved for issue by the Board of Directors on 10 May 2006.

2 Early adoption of Accounting for Income Taxes

As mentioned in note 1, the Group has early adopted in the first quarter of 2006, prior to its effective date, TAS 56, "Accounting for Income Taxes". The adjustment as a result of the adoption has been accounted for retrospectively. The Group and the Company adjusted the consolidated and company balance sheets as at 31 December 2005, and the consolidated and company statements of income for the three-month period ended 31 March 2005 as follows:

Balance sheets as at 31 December 2005	**Restated**	
	Consolidated Baht million	**Company Baht million**
Increase in long-term investments	-	829
Increase in deferred tax assets	8,946	8,019
Increase in deferred tax liabilities	92	-
Shareholders' equity		
Decrease in fair value reserve	7	-
Increase in retained earnings as at 31 December 2005	8,847	8,847
Increase in retained earnings as at 1 January 2005	9,030	9,030
Increase in minority interests	14	-

Statements of income for the three-month period ended 31 March 2005	**Restated**	
	Consolidated Baht million	**Company Baht million**
Decrease in share of net profit of investments - equity method	-	32
Decrease in income tax	216	247
Increase in profit attributable to minorities	1	-
Increase in net profit for the period	215	215
Increase in basic earnings per share (Baht)	0.08	0.08
Increase in diluted earnings per share (Baht)	0.07	0.07

3 Segment information

Financial information by business segment for the three-month periods ended 31 March 2006 and 2005 are as follows:

	Consolidated (Million Baht)							
	For the three-month periods ended 31 March							
	Mobile phone and call center services		Mobile phone sales		Datanet services		Group	
	2006	2005	2006	2005	2006	2005	2006	2005
Revenues:								
Revenues from services and equipment rentals	21,089	21,034	16	27	162	125	21,267	21,186
Sales	-	-	3,412	2,535	9	1	3,421	2,536
Total revenues	21,089	21,034	3,428	2,562	171	126	24,688	23,722
Operating expenses:								
Cost of sales, services and equipment rentals	(11,010)	(10,694)	(2,997)	(2,228)	(115)	(72)	(14,122)	(12,994)
Selling and administrative expenses	(2,624)	(2,281)	(119)	(63)	(74)	(38)	(2,817)	(2,382)
Operating profit	7,455	8,059	312	271	(18)	16	7,749	8,346

4 Significant items charged to operating profit

The following items have been charged to the operating profit during the interim period:

	Consolidated		Company	
	31 March 2006 Million Baht	31 March 2005 Million Baht	31 March 2006 Million Baht	31 March 2005 Million Baht
Depreciation on property and equipment (Note 9)	996	1,205	961	1,185
Amortisation of intangible assets (Note 9)				
- Computer software	127	123	124	123
- Assets under concession agreements	3,171	3,055	2,878	2,553
- Concession rights	114	114	-	-
- Positive goodwill	292	292	-	-
- Deferred charges	30	37	25	33
Loss on obsolete spare parts for mobile phone network maintenance, net	17	44	15	39
Doubtful accounts and bad debts	109	142	104	139
Staff costs	996	698	759	519
Marketing expenses	541	584	443	545
Number of staff (persons)	7,786	5,077	4,559	3,705

5 Earnings per share

Basic earnings per share is calculated by dividing the net profit for the period attributable to shareholders by the weighted average number of paid-up ordinary shares in issue during the period.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all potential dilutive ordinary shares which are the weighted average number of ordinary shares which would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares. The assumed proceeds from exercise of warrants should be considered to have been received from the issue of shares at fair value. These represent warrants where the exercise price is less than the average market price of the Company's shares during the three-month periods ended 31 March 2006 and 2005.

	Consolidated		Company	
	31 March 2006	31 March 2005 Restated	31 March 2006	31 March 2005 Restated
Basic earnings per share (Baht)				
Net profit attributable to shareholders (Million Baht)	5,290	5,585	5,290	5,585
Weighted average number of paid-up ordinary share in issue during the period (Million shares)	2,949	2,943	2,949	2,943
Basic earnings per share (Baht)	1.79	1.90	1.79	1.90
Diluted earnings per share (Baht)				
Effect of dilutive potential ordinary shares (Million shares)	1	8	1	8
Weighted average number of ordinary shares for diluted earnings per share (Million shares)	2,950	2,951	2,950	2,951
Diluted earnings per share (Baht)	1.79	1.89	1.79	1.89

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

88.

6 Trade accounts receivable, net

	Consolidated		Company	
	31 March 2006 Million Baht	31 December 2005 Million Baht	31 March 2006 Million Baht	31 December 2005 Million Baht
Trade accounts receivable, gross				
Third parties	2,529	2,716	1,979	2,123
Related parties (Note 18)	126	138	1,654	1,776
Accrued income	2,069	2,288	1,986	2,121
	4,724	5,142	5,619	6,020
Less allowance for trade receivables	(572)	(616)	(530)	(569)
	4,152	4,526	5,089	5,451

Outstanding trade accounts receivable from third parties can be analysed as follows:

	Consolidated		Company	
	31 March 2006 Million Baht	31 December 2005 Million Baht	31 March 2006 Million Baht	31 December 2005 Million Baht
Current - 3 months	4,264	4,708	3,700	3,972
Overdue 3 - 6 months	204	167	148	157
Overdue 6 - 12 months	52	35	49	32
Overdue over 12 months	78	94	68	83
	4,598	5,004	3,965	4,244
Less allowance for trade receivables	(572)	(616)	(530)	(569)
	4,026	4,388	3,435	3,675

The directors are of the opinion that allowance for doubtful accounts of the Group and bank guarantees received from dealers by a subsidiary are sufficient to cover exposure to the bad debt risk.

Concentrations of credit risk with respect to trade accounts receivable are limited due to the Group's large number of customers. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Group's trade accounts receivable.

7 Other current assets

	Consolidated		Company	
	31 March 2006 Million Baht	31 December 2005 Million Baht	31 March 2006 Million Baht	31 December 2005 Million Baht
Receivables for cash card	1,163	1,266	-	-
Other receivables	724	355	715	349
Prepaid expenses	844	887	791	833
Others	640	207	81	50
	3,371	2,715	1,587	1,232

8 Investments in subsidiaries, net

Movements in investments in subsidiaries for the three-month period ended 31 March 2006 comprise:

	Company 31 March 2006 Million Baht
Transactions during the three-month period ended 31 March 2006	
Opening net book amount - as previously reported	30,148
Retrospective adjustment (Note 2)	829
Opening net book amount - as restated	30,977
Share of net profit of investments - equity method	773
Closing net book amount	31,750

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

8 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 March 2006 / 31 December 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million baht)	
							31 March 2006	31 December 2005 Restated	31 March 2006	31 December 2005 Restated	31 March 2006	31 December 2005	31 March 2006	31 December 2005
Mobile from Advance Co., Ltd.	Currently ceased operations.	Thailand	Shareholder	240.00	99.99	600.00	8,566.76	8,564.92	270.44	268.60	-	(18.72)	-	-
Advanced Datanetwork Communications Co., Ltd.	Service provider of voice/data communications via telephone line and broadband	Thailand	Shareholder	957.52	51.00	597.82	(180.93)	(142.22)	419.93	458.64	-	-	-	-
Datanetwork Solutions Co., Ltd.	Service provider of voice/data communications via telephone line	Thailand	Shareholder	1.00	49.00	8.00	18.26	17.97	26.26	25.97	-	-	-	-
Advanced Contact Center Co., Ltd.	Service provider of call center	Thailand	Shareholder	272.00	99.99	810.96	(164.44)	(176.39)	415.32	403.37	-	(231.20)	-	-
Digital Phone Co., Ltd.	Importer and distributor of cellular phones and related accessories, cellular phone rental and service provider of digital mobile phone system in 1800 MHZ	Thailand	Shareholder	14,621.86	98.55	23,299.84	8,203.16	7,589.18	29,917.98	29,304.00	-	(1,585.02)	-	-
Data Line Thai Co., Ltd.	Service provider of Internet	Thailand	Shareholder	15.00	65.00	2.41	(2.13)	(2.09)	0.28	0.32	-	-	-	-
Advanced Magic Card Co., Ltd.	Distributor of cash card business	Thailand	Shareholder	250.00	99.99	250.00	190.79	(10.01)	440.79	239.99	-	-	-	-
Advanced MPay Co., Ltd.	Service provider of payment business via mobile phone	Thailand	Shareholder	300.00	69.99	210.00	(111.54)	(95.01)	256.61	273.14	-	-	-	158.15

8 Investments in subsidiaries, net (continued)

The nature and carrying value of investments in subsidiaries can be summarised as follows:

Company - 31 March 2006 / 31 December 2005

Subsidiaries	Nature of business	Country of incorporation	Nature of relationship	Paid-up capital (Million Baht)	Investment portion (%)	Cost (Million Baht)	Accumulated share of profit (loss) in subsidiaries (Million Baht)		Equity (Million Baht)		Dividend (Million Baht)		Unrealised gain on dilution of investment (Million baht)	
							31 March 2006	31 December 2005 Restated	31 March 2006	31 December 2005 Restated	31 March 2006	31 December 2005	31 March 2006	31 December 2005
AIS International Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.52)	(0.01)	0.48	0.99	-	-	-	-
AIS Wireless Communication Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	(0.01)	0.99	0.99	-	-	-	-
AIS Wire Network Co., Ltd.	Currently not in operation	Thailand	Shareholder	1.00	99.99	1.00	(0.01)	(0.01)	0.99	0.99	-	-	-	-
	Investments in subsidiaries, net					25,782.03	16,519.39	15,746.32	31,750.07	30,977.00	-	(1,834.94)	-	158.15

9 Capital expenditure and commitments

	Consolidated (Million Baht)					
	Property and equipment	Computer software	Assets under concession agreements	Concession rights	Goodwill and other assets	Total
Transactions during the three-month period ended 31 March 2006						
Opening net book value	8,259	1,440	75,843	3,506	9,619	98,667
Additions	553	99	1,346	-	42	2,040
Disposals, net	(3)	-	-	-	(2)	(5)
Transfer, net	288	69	(357)	-	-	-
Depreciation/amortisation charges	(996)	(127)	(3,171)	(114)	(322)	(4,730)
Allowance for impairment	(2)	-	(51)	-	-	(53)
Closing net book value	8,099	1,481	73,610	3,392	9,337	95,919
At 31 March 2006						
Cost	25,794	3,300	148,428	6,993	15,487	200,002
Less accumulated depreciation/amortisation	(17,693)	(1,819)	(70,797)	(3,601)	(6,150)	(100,060)
allowance for asset impairment	(2)	-	(4,021)	-	-	(4,023)
Net book value	8,099	1,481	73,610	3,392	9,337	95,919

Additions include Baht 11.71 million assets leased under finance leases (where the Group is the lessee).

	Company (Million Baht)				
	Property and equipment	Computer software	Assets under concession agreements	Other assets	Total
Transactions during the three-month period ended 31 March 2006					
Opening net book value	7,917	1,352	68,029	516	77,814
Additions	504	97	1,235	33	1,869
Disposals, net	(3)	-	-	(2)	(5)
Transfer, net	(69)	69	-	-	-
Depreciation/amortisation charges	(961)	(124)	(2,878)	(25)	(3,988)
Allowance for impairment	(2)	-	(51)	-	(53)
Closing net book value	7,386	1,394	66,335	522	75,637
At 31 March 2006					
Cost	24,433	3,207	132,504	747	160,891
Less accumulated depreciation/amortisation	(17,045)	(1,813)	(62,148)	(225)	(81,231)
allowance for asset impairment	(2)	-	(4,021)	-	(4,023)
Net book value	7,386	1,394	66,335	522	75,637

Additions include Baht 1.00 million assets leased under finance leases (where the Company is the lessee).

9 **Capital expenditure and commitments** (continued)

Capital expenditure commitments with third parties

Capital expenditure contracted for at the balance sheet date but not recognised in the financial statements is as follows:

	Consolidated	
	31 March 2006 Million	31 December 2005 Million
Assets under concession agreements		
Thai Baht	2,602	2,679
US Dollars	58	43
Japanese Yen	873	1,478
Euro	1	1
Property and equipment		
Thai Baht	144	224
US Dollars	16	16
Service maintenance agreements		
Thai Baht	1,135	1,064
US Dollars	6	7
Japanese Yen	138	74

	Company	
	31 March 2006 Million	31 December 2005 Million
Assets under concession agreements		
Thai Baht	2,573	2,642
US Dollars	57	38
Japanese Yen	873	1,478
Euro	1	1
Property and equipment		
Thai Baht	135	217
US Dollars	16	16
Service maintenance agreements		
Thai Baht	1,123	1,061
US Dollars	6	7
Japanese Yen	138	74

The Group has entered into lease and related service agreements for office spaces, cars, and base stations for periods ranging from 1 month to 8 years with options to renew. As at 31 March 2006, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	1,031	912
- within 2 to 5 years	1,250	1,147
- over 5 years	181	181

10 Trade accounts payable

	Consolidated		Company	
	31 March 2006 Million Baht	31 December 2005 Million Baht	31 March 2006 Million Baht	31 December 2005 Million Baht
Trade accounts payable				
Third parties	3,905	4,399	3,344	3,755
Related parties (Note 18)	86	121	527	727
	3,991	4,520	3,871	4,482

11 Borrowings

	Consolidated		Company	
	31 March 2006 Million Baht	31 December 2005 Million Baht	31 March 2006 Million Baht	31 December 2005 Million Baht
Current				
Current portion of long-term debentures, net	16,484	14,231	16,484	14,231
Current portion of finance lease liabilities	11	10	9	10
	16,495	14,241	16,493	14,241
Non-current				
Long-term debentures, net	7,443	11,191	7,443	11,191
Finance lease liabilities	25	19	15	17
	7,468	11,210	7,458	11,208
Total borrowings	23,963	25,451	23,951	25,449

The movements in the above borrowings can be analysed as follows:

	Consolidated Million Baht	Company Million Baht
For the three-month period ended 31 March 2006		
Opening net book value	25,451	25,449
Additions	12	1
Repayments	(1,505)	(1,504)
Amortisation of bond issuing cost	5	5
Closing net book value	23,963	23,951

Long-term debentures

Under the terms and conditions of the debentures, the Company has to comply with certain restrictions and maintain certain financial ratios.

11 Borrowings (continued)

The carrying amounts and fair values of long-term debentures (gross of issue costs) as at 31 March 2006 are as follows:

	Consolidated		Company	
	Carrying amounts Million Baht	Fair values Million Baht	Carrying amounts Million Baht	Fair values Million Baht
Long-term debentures	23,950	24,094	23,950	24,094

Fair values for traded debentures have been determined based on quoted selling prices from The Thai Bond Dealing Center at the close of the business on the balance sheet date.

12 Concession right payable

Digital Phone Company Limited ("DPC"), a subsidiary, acquired its concession under an assignment agreement from Total Access Communication Public Company Limited ("TAC."). Under the assignment agreement, DPC has outstanding amounts due to TAC. As set out in the financial statements for the year ended 31 December 2003 and 2004, DPC is in arbitration with TAC with respect to principal and interest outstanding. On 30 June 2003 and 28 October 2003, TAC submitted the case to the Arbitration Institute for settlement of amounts due on 31 March 2002 and 2003 comprising principal and interest according to the agreement totalling USD 35.5 million and called for payment with an additional interest charge on the overdue payment of USD 1.3 million and with interest to be charged at 9.50% per annum on overdue payment, as punitive damages, until the payment is made. These principal and interest (excluding interest on overdue amounts) are included in the total concession payable of Baht 4,739 million (31 December 2005: Baht 4,739 million). DPC has engaged legal advisors and submitted its case to the Arbitration Institute for settlement. The arbitration process is not completed in this period. According to the agreement, the interest rate exposure on the concession right payable is fixed at a rate of 9.50% per annum. These financial statements include full recognition of the concession payable and interest according to the agreement (using effective interest rate method) but have not provided accrued interest charge for overdue payment. DPC's management believes that settlement of this arbitration should not have a material unfavourable effect on the financial statements.

13 Other current liabilities

	Consolidated		Company	
	31 March 2006 Million Baht	31 December 2005 Million Baht	31 March 2006 Million Baht	31 December 2005 Million Baht
Income tax payable	5,449	2,992	4,234	2,213
Unearned income - mobile phone service	1,944	2,198	1,934	2,202
Advance receipt from customers	3,399	3,315	-	-
Accrued bonus	168	344	151	287
Accrued interest expense	134	204	134	289
Value added tax payable, net	497	235	483	213
Other payables	171	267	116	208
Other liabilities	915	590	657	376
	12,677	10,145	7,709	5,788

14 Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using a principal tax rate of 30% (2005: 30%).

The movement on the deferred income tax account is as follows:

	Consolidated		Company	
	2006	2005 Restated	2006	2005 Restated
				Million Baht
At 1 January	8,853	9,040	8,019	8,097
Statement of income charge	140	216	138	247
Reverse from equity	7	-	-	-
At 31 March	9,000	9,256	8,157	8,344

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the period is as follows:

Million Baht

	Consolidated					
Deferred tax assets	Allowance for doubtful accounts	Allowance for obsolete spare part inventories	Amortisation of asset under concession agreement	Unearned income - mobile phone service	Others	Total
At 1 January 2006	219	138	8,164	660	58	9,239
(Charges)/credit to net profit	(12)	4	166	(74)	26	110
At 31 March 2006	207	142	8,330	586	84	9,349

Deferred tax liabilities	Prepaid commission	Prepaid concession fee and excise tax	Accelerated tax amortisation	Others	Total
At 1 January 2006	92	157	91	46	386
Charges/(credit) to net Profit	(3)	(18)	(4)	(12)	(37)
At 31 March 2006	89	139	87	34	349

8.8.

14 Deferred income tax (continued)

Million Baht

Deferred tax assets	Company					
	Allowance for doubtful accounts	Allowance for obsolete spare part inventories	Amortisation of asset under concession agreement	Unearned income - mobile phone service	Others	Total
At 1 January 2006	154	138	7,177	660	59	8,188
(Charges)/credit to net profit	(12)	4	172	(74)	25	115
At 31 March 2006	142	142	7,349	586	84	8,303

Deferred tax liabilities	Prepaid concession fee and excise tax	Others	Total
At 1 January 2006	157	12	169
Charges/(credit) to net Profit	(18)	(5)	(23)
At 31 March 2006	139	7	146

Deferred income tax assets and liabilities are offset when there is a legally enforceable right the income taxes relate to the same fiscal authority. The following amounts, determining after appropriate offsetting, are shown in the consolidated and the Company balance sheets:

Million Baht

	Consolidated		Company	
	31 March 2006	31 December 2005 Restated	31 March 2006	31 December 2005 Restated
Deferred tax assets	9,089	8,946	8,303	8,188
Deferred tax liabilities	(89)	(92)	(146)	(169)
Total deferred tax assets	9,000	8,854	8,157	8,019

15 Income tax

	Consolidated		Company	
Million Baht	31 March 2006	31 March 2005 Restated	31 March 2006	31 March 2005 Restated
Current tax	2,587	2,732	2,060	2,207
Deferred tax (Note 14)	(140)	(216)	(138)	(247)
	2,447	2,516	1,922	1,960

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the basic tax rate of the home country of the company as follows:

	Consolidated		Company	
Million Baht	31 March 2006	31 March 2005 Restated	31 March 2006	31 March 2005 Restated
Profit before tax	8,094	8,406	6,439	6,549
Tax calculated at a tax rate of 30% (2005: 30%)	2,428	2,522	1,932	1,965
Tax exemption for listed company	(15)	(15)	(15)	(15)
Permanent differences	34	9	5	10
Tax charge	2,447	2,516	1,922	1,960

Further information about deferred tax is presented in Note 14.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

16 Share capital and premium

	Number of shares Million shares	Ordinary shares Million Baht	Share premium Million Baht	Total Million Baht
For the three-month period ended 31 March 2006				
Issued and paid-up share capital				
Opening balance	2,951	2,951	20,730	23,681
Issue of shares	2	2	102	104
Closing balance	2,953	2,953	20,832	23,785

During the three-month period ended 31 March 2006, the Company registered the increase in share capital with the Ministry of Commerce for 2.03 million ordinary shares from the exercise of 1.96 million warrants, 0.47 million warrants of which were exercised during the quarter ended 31 December 2005. The capital increase results in an increase in paid-up share capital and share premium of Baht 2.03 million and Baht 101.68 million, respectively.

As at 31 March 2006, the total authorised number of ordinary shares is 2,952.68 million shares (31 December 2005: 2,950.64 million shares) with a par value of Baht 1 per share (31 December 2005: Baht 1 per share). All issued shares are fully paid.

Warrants granted to directors and employees

The Company has granted warrants at Baht nil per unit to directors and employees. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years. Details of warrants are as follows:

Grant date	27/03/2002 (Grant I)	30/05/2003 (Grant II)	31/05/2004 (Grant III)	31/05/2005 (Grant IV)
Warrants (Million units)	14.00	8.47	9.00	9.69
Exercise price per unit	48.00	43.38	91.79	106.66
Exercise ratio	1:1	1:1	1:1	1:1
First adjustment to exercise price per unit and ratio (effective from 20 August 2003 onwards)				
- Price	47.73	43.14	-	-
- Ratio	1:1.00559	1:1.00559	-	-
Second adjustment to exercise price per unit and ratio (effective from 31 March 2004 onwards)				
- Price	47.40	42.84	-	-
- Ratio	1:1.01261	1:1.01261	-	-
Third adjustment to exercise price per unit and ratio (effective from 25 August 2004 onwards)				
- Price	47.15	42.63	91.35	-
- Ratio	1:1.01751	1:1.01751	1:1.00484	-
Fourth adjustment to exercise price per unit and ratio (effective from 7 March 2005 onwards)				
- Price	46.78	42.30	90.64	-
- Ratio	1:1.02549	1:1.02549	1:1.01272	-
Fifth adjustment to exercise price per unit and ratio (effective from 22 August 2005 onwards)				
- Price	46.16	41.74	89.44	105.25
- Ratio	1:1.03927	1:1.03927	1:1.02633	1:1.01344

16 **Share capital and premium** (continued)

Warrants granted to directors and employees (continued)

Grant date	**27/03/2002 (Grant I)**	**30/05/2003 (Grant II)**	**31/05/2004 (Grant III)**	**31/05/2005 (Grant IV)**
Sixth adjustment to exercise price per unit and ratio (effective from 30 March 2006 onwards)				
- Price	45.32	40.99	87.82	103.34
- Ratio	1:1.05843	1:1.05843	1:1.04525	1:1.03213

Sixth adjustment to exercise price and exercise ratio of warrant grant I, grant II, grant III and grant IV

At the Board of Directors' meeting held on 27 February 2006, the Board passed a resolution to approve the sixth adjustment of the exercise price of warrants grant I, grant II, grant III and grant IV from Baht 46.16 per unit to Baht 45.32 per unit, from Baht 41.74 per unit to Baht 40.99 per unit, from Baht 89.44 per unit to Baht 87.82 per unit and from Baht 105.25 per unit to Baht 103.34 per unit, respectively. In addition, the exercise ratio was approved to be changed from 1:1.03927 to 1:1.05843 for both grant I and grant II, from 1:1.02633 to 1:1.04525 for grant III and from 1:1.01344 to 1:1.03213 for grant IV. The new exercise price and exercise ratio were effective from 30 March 2006 onwards.

Movements in the number of warrants outstanding are as follows:

	Directors Million units	**Employees Million units**	**Total Million units**
For the three-month period ended 31 March 2006			
Opening balance	4.76	20.26	25.02
Granted	-	0.25	0.25
Exercised	-	(1.57)	(1.57)
Closing balance	4.76	18.94	23.70

Exercised warrants

During the three-month period ended 31 March 2006, 1.57 million units were exercised by the Company's employees. The exercises of 1.49 million warrants during this period, and of 0.47 million warrants during the quarter ended 31 December 2005, increased paid-up share capital and premium on share capital by Baht 2.03 million and Baht 101.68 million, respectively.

The Company registered the increase in share capital with the Ministry of Commerce from the remaining exercised warrants of 0.08 million units or 0.09 million shares on 4 April 2006. The Company received advanced payment from shareholders for the 0.09 million shares in the amount of Baht 4.22 million in the quarter ended 31 March 2006 (Note 20).

The exercise of warrants complied with the terms and conditions of the issuance of warrants which were approved by the Company's shareholders.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

17 Cash flows from operating activities

Reconciliation of net profit to cash flows from operating activities for the three-month periods ended 31 March 2006 and 2005:

		Consolidated		Company	
		31 March 2006	31 March 2005 Restated	31 March 2006	31 March 2005 Restated
	Note	Million Baht	Million Baht	Million Baht	Million Baht
Cash flows from operating activities:					
Net profit for the period		5,290	5,585	5,290	5,585
Adjustments for:					
Depreciation	9	996	1,205	961	1,185
Amortisation of computer software	9	127	123	124	123
Amortisation of assets under concession agreements	9	3,171	3,055	2,878	2,553
Allowance for impairment	9	53	-	53	-
Amortisation of concession right	9	114	114	-	-
Amortisation of goodwill	9	292	292	-	-
Amortisation of deferred charges	9	30	37	25	33
Amortisation of forward and swap premium (discount)		10	3	10	3
Amortisation of bond issuing cost		5	6	5	6
Loss on write-off obsolete spare parts for mobile phone network maintenance		17	44	15	39
Loss on write-off of deferred charge		2	1	2	1
Doubtful accounts and bad debts		109	142	104	139
Reversal on obsolete inventories and diminution in value of finished goods		(6)	(28)	-	-
Loss (gain) on disposals of fixed assets		1	(4)	1	(4)
Unrealised (gain) loss on foreign exchange rate		(3)	12	(2)	10
Realised unearned income		(14)	(6)	-	-
Share of net profit in subsidiaries		-	-	(773)	(995)
Decrease in deferred tax income		(140)	(216)	(138)	(247)
Share of net profit from subsidiaries to minority interests		(29)	20	-	-
Net profit before changes in operating assets and liabilities		10,025	10,385	8,555	8,431

17 Cash flows from operating activities (continued)

	Consolidated		Company	
	31 March 2006 Million Baht	31 March 2005 Restated Million Baht	31 March 2006 Million Baht	31 March 2005 Restated Million Baht
Net profit before changes in operating assets and liabilities	10,025	10,385	8,555	8,431
Changes in operating assets and liabilities				
Restricted bank deposits	166	-	-	-
Trade accounts receivable	256	16	249	161
Amounts due from related parties	-	(1)	4	(2)
Inventories	(243)	14	-	-
Spare part inventories for mobile network maintenance	(15)	(55)	(15)	(55)
Other current assets	(667)	129	(366)	145
Other assets	(42)	(35)	(33)	(35)
Trade accounts payable	151	250	86	183
Amounts due to related parties	(77)	127	(144)	139
Forward and swap contracts payable	(16)	8	(16)	8
Concession right payable, accrued concession fee and excise tax	614	870	600	784
Deposits from customers	-	(3)	-	(1)
Other current liabilities	2,532	1,729	1,920	1,887
Cash flows from operating activities	12,684	13,434	10,840	11,645

18 Related party transactions

Shin Corporation Public Company Limited is a major shareholder, holding 42.80 % (at 31 December 2005: 42.83%) of the share capital of the Company. SingTel Strategic Investments Pte Ltd. is a shareholder, holding 19.24 % (at 31 December 2005: 19.25%) of the share capital of the Company.

The principal shareholder of the Company's major shareholder is the Shinawatra family. Transactions related to companies in which the Shinawatra family are the principal shareholders or directors are recognised as related parties to the Company.

On 23 January 2006, the Shinawatra family, the principal shareholders of Shin Corporation ("SHIN"), the Company's major shareholder, sold all SHIN's shares, representing 49.60% of the paid-up capital of the SHIN, to Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), part of the Temasek Holdings (Pte) Ltd. ("Temasek") group. Consequently, the Shinawatra family and its related parties ceased to be the related parties of the Company from the date of the sale. However, the Company disclosed related party transaction with Shinawatra family up to 31 January 2006.

During the period, the Group has entered into a number of transactions with related parties, the terms of which are negotiated on arm lengths basis in the ordinary course of business and according to normal trade conditions. Consulting and management service fees are charged on a mutually agreed basis as a percentage of assets. Treasury fees, which are included in consulting and management service fees, are charged on a percentage of transaction amounts. The Group uses external appraisers to evaluate property rental rate in the case that market rate is not available.

ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

18 **Related party transactions** (continued)

The Group has transactions with related parties for three-month periods ended 31 March 2006 and 2005 as follows:

a) **Sales of goods and services**

	Consolidated		Company	
For the three-month periods ended	**31 March 2006 Million Baht**	**31 March 2005 Million Baht**	**31 March 2006 Million Baht**	**31 March 2005 Million Baht**
Service income				
Subsidiaries	-	-	106	79
Shin Corporation and its related parties	43	27	14	8
Related parties of SingTel Strategic Investments Pte Ltd.	166	142	166	142
	209	169	286	229
Other income				
Subsidiaries	-	-	59	32
Shin Corporation and its related parties	1	6	1	4
	1	6	60	36
Sales of prepaid cards				
Subsidiary	-	-	-	12,559

b) **Purchases of services**

	Consolidated		Company	
For the three-month periods ended	**31 March 2006 Million Baht**	**31 March 2005 Million Baht**	**31 March 2006 Million Baht**	**31 March 2005 Million Baht**
Rental and other service expenses				
Subsidiaries	-	-	1,337	1,251
Shin Corporation and its related parties	161	244	147	228
SingTel Strategic Investments Pte Ltd. and its related parties	80	65	80	65
	241	309	1,564	1,544
Advertising expense - net*				
Related parties of Shin Corporation	93	108	87	103
(Advertising expense - gross** - Consolidated 2006: 350 Million Baht 2005: 418 Million Baht - Company 2006: 332 Million Baht 2005: 406 Million Baht)				
	93	108	87	103

* Net balance represents fee charged on advertising production and gross margin of media work at advertising agency.
** Gross balance represents total advertising expense charged to the Group and the Company. The Group and the Company record such expense at gross in the statements of income.

18 Related party transactions (continued)

b) Purchases of services (continued)

For the three-month periods ended	Consolidated 31 March 2006 Million Baht	Consolidated 31 March 2005 Million Baht	Company 31 March 2006 Million Baht	Company 31 March 2005 Million Baht
Promotion expense				
Subsidiaries	-	-	4	13
Commission expense				
Subsidiary	-	-	1,482	-
Consulting and management fees				
Shin Corporation and its related parties	49	52	49	51
Interest expense				
Subsidiary	-	-	46	7
Directors of related parties	1	1	1	1
	1	1	47	8

c) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties

	Consolidated 31 March 2006 Million Baht	Consolidated 31 December 2005 Million Baht	Company 31 March 2006 Million Baht	Company 31 December 2005 Million Baht
Short-term investments				
Shin Corporation	-	185	-	-
Trade accounts receivable				
Subsidiaries	-	-	1,535	1,647
Shin Corporation and its related parties	11	13	4	4
Related party of SingTel Strategic Investments Pte Ltd.	115	125	115	125
	126	138	1,654	1,776
Amounts due from related parties				
Subsidiaries	-	-	35	39
Shin Corporation and its related parties	3	3	1	1
	3	3	36	40
Short-term loans to a related party				
Subsidiary	-	-	1	1

18 Related party transactions (continued)

c) Outstanding balance arising from sales/purchases of goods/services and loan to/from related parties (continued)

	Consolidated		Company	
	31 March 2006 Million Baht	31 December 2005 Million Baht	31 March 2006 Million Baht	31 December 2005 Million Baht
Trade accounts payable				
Subsidiaries	-	-	450	622
Shin Corporation and its related parties	38	75	29	59
Related party of SingTel Strategic Investments Pte Ltd.	48	46	48	46
	86	121	527	727
Amounts due to related parties				
Subsidiaries	-	-	73	126
Shin Corporation and its related parties	273	353	248	342
Related party of SingTel Strategic Investments Pte Ltd.	15	12	15	12
	288	365	336	480
Short-term loans from related parties				
Subsidiary	-	-	1,500	8,000

As at 31 March 2006, loan from a subsidiary represents a promissory note with maturity of less than one year, bearing interest at the rate of 4.75 % per annum (at 31 December 2005: 3.25% per annum). Repayment term is at call. (at 31 December 2005: Baht 6,500 million was paid during the quarter ended 31 March 2006).

	Consolidated		Company	
	31 March 2006 Million Baht	31 December 2005 Million Baht	31 March 2006 Million Baht	31 December 2005 Million Baht
Long-term debentures				
Major shareholder of Shin Corporation	-	10	-	10
Directors of the Company and its related parties	37	37	37	37
	37	47	37	47

d) Commitments with related parties

The Group has entered into lease and related service agreements for office spaces, cars and base stations for periods ranging from 1 month to 9 months with options to renew. At 31 March 2006, the Group is committed to pay for rental and related services in respect of the agreements as follows:

	Consolidated Million Baht	Company Million Baht
Payment due - within 1 year	168	168

The Company has entered into agreements with a subsidiary of a major shareholder under which the related party provides satellite transponder services. The Company is committed to pay for transponder services amounting to approximately Baht 5.52 million per month (at 31 December 2005: Baht 5.83 million per month).

18 **Related party transactions** (continued)

d) **Commitments with related parties** (continued)

The Company has entered into agreements with a related party under which the related party provides consulting and management services and other central services for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 14.88 million per month, and plus the rate per event as prescribed in the agreements (at 31 December 2005: Baht 15.15 million per month).

The Company has entered into agreements with a related party under which the related party provides computer system services and repair and maintenance services for software and hardware for a twelve-month period. The Company is committed to pay for such services under these agreements amounting to approximately Baht 2.03 million per month (at 31 December 2005: Baht 2.03 million per month).

e) **Shin Corporation's warrants**

Shin Corporation Public Company Limited ("SHIN"), a major shareholder, has granted its warrants at Baht nil per unit to the Company's directors. SHIN does not charge the Company for the grant of these warrants.

Certain directors of the Company are also directors of SHIN. Warrants granted to these directors (directors of both the Company and SHIN) are also included in the details below.

Grant date	Warrants (Million units)	Exercise price per unit	Exercise ratio	Adjustment to exercise price per unit and ratio (effective from 23 August 2005 onwards)	
				Price	Ratio
27/03/2002 (Grant I)	18.34	17.80	1:1	17.34	1:1.02671
30/05/2003 (Grant II)	12.22	13.67	1:1	13.31	1:1.02671
31/05/2004 (Grant III)	8.82	36.41	1:1	35.46	1:1.02671
31/05/2005 (Grant IV)	8.33	41.76	1:1	41.21	1:1.01326

Movements in the number of SHIN's warrants are as follows:

	Million units
For the three-month period ended 31 March 2006	
Opening balance	38.00
Granted	-
Exercised	(19.72)
Closing balance	18.28

During the three-month period ended 31 March 2006, the Company's directors exercised 19.72 million units of warrants to acquire 20.24 million ordinary shares of SHIN.

18 Related party transactions (continued)

g) Special reward program

Advanced Datanetwork Communication Company Limited, a subsidiary, has granted the rights to receive special reward program to the director of the subsidiary. The program will be granted the rights once a year for 5 consecutive years. The rights will be exercised after the first year but within 3 years after the grant date. Calculation of special reward program shall be based on the improvement of the subsidiary's operational performance on the exercised date comparing with that of the grant date of the subsidiary. However, such program will not exceed each person's budget. Details of special reward program are as follow:

Project no.	Grant date	No. of rights (Million units)	Maximum budget not exceeding (Million Baht)
1	30 April 2002	3.41	3.88
2	2 May 2003	1.62	2.04
3	30 April 2004	0.81	2.34

Movement in the number of rights to receive special reward is as follows:

For the three-month period ended 31 March 2006	Million units
Beginning balance	1.08
Granted	-
Exercised	-
Closing balance	1.08

19 Bank guarantees

At 31 March 2006, the Group has commitments with local banks relating to letters of guarantee issued by the banks in respect of custom duties, electricity use and other transactions in the ordinary course of business amounting to approximately Baht 1,887.04 million (31 December 2005: Baht 1,856.95 million) on a consolidated basis and Baht 1,476.96 million (31 December 2005: Baht 1,447.80 million) on a Company basis.

20 Post balance sheet events

Warrants granted to directors and employees - exercised

As mentioned in Note 16, during the three-month period ended 31 March 2006, the Company's warrants of 0.07 million units and 0.01 million units were exercised at Baht 40.99 each and Baht 87.82 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 4 April 2006.

In April 2006, a total of 0.04 million units, being 0.01million units and 0.03 million units of the Company's warrants were exercised at Baht 45.32 each and Baht 40.99 each, respectively. The Company registered the increase in the share capital with the Ministry of Commerce on 3 May 2006.

As a result of these two transactions, the total issued and paid-up share capital and premium on share capital of the Company will increase from Baht 2,952.68 million to Baht 2,952.80 million, and from Baht 20,831.62 million to Baht 20,837.49 million, respectively.

20 Post balance sheet events (continued)

Warrants grant V

At the Annual General Meeting of the Company's shareholders held on 24 April 2006, the shareholders passed a resolution to approve additional warrants of 10.14 million units at Baht nil per unit, or equivalent to 0.34% of the Company's total paid-up share capital (before dilution) to be issued and offered in 2006. The warrants are in registered form and non-transferable. Term of warrant is not exceeding 5 years and there is no offering price. The exercise price is Baht 91.46 per unit, which is the weighted average closing price for 30 days prior to 24 April 2006. 0.54 million units and 9.60 million units were approved to be given to the Company's directors and employees/advisors, respectively.

Dividend payment

At the Annual General Meeting of the Company's shareholders held on 24 April 2006, the shareholders passed a resolution to approve a declaration of dividend for 2,950.22 million shares of Baht 3.30 each, totaling Baht 9,735.73 million. The dividend will be paid to the shareholders on 8 May 2006.